Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

October 23, 2006

among

METASOLV, INC.

ORACLE SYSTEMS CORPORATION

and

MARINE ACQUISITION CORPORATION

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

i

ii

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 23, 2006 among MetaSolv, Inc., a Delaware corporation (the “Company”), Oracle Systems Corporation, a Delaware corporation (“Parent”), and Marine Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

The parties hereto agree as follows:

WHEREAS, the Boards of Directors of each of the Company, Parent and Merger Subsidiary have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the merger of Merger Subsidiary with and into the Company (the “Merger”) and the other transactions contemplated hereby, on the terms and conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Subsidiary’s willingness to enter into this Agreement, certain stockholders of the Company are entering into Voting Agreements in the form attached as Annex A hereto (the “Voting Agreements”) pursuant to which those stockholders, among other things, will agree to vote all voting securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal by a Third Party for (a) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the

Company, (b) any takeover bid, tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (c) a merger, amalgamation, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, in each such case in this clause (c) which would result in a Third Party beneficially owning (i) 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or (ii) 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the date of Closing.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2006 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2006.

“Company Balance Sheet Date” means June 30, 2006.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company IP” means all Intellectual Property Rights owned, developed or acquired by assignment by the Company and/or its Subsidiaries.

“Company Material Adverse Effect” means a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement, excluding any such effect resulting from or arising out of (i) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger, (ii) general economic, market or political conditions that do not disproportionately affect the Company and its Subsidiaries, taken as a whole, (iii) general conditions in the industry in which the Company and its Subsidiaries operate that do not disproportionately affect the Company and its Subsidiaries, taken as a whole, (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation thereof, (v) changes in Applicable Laws or changes in accounting requirements or principles in each case after the date of this Agreement, or (vi) the taking of any action required by this Agreement.

“Company Restricted Shares” means each share of restricted Company Stock outstanding under any Company Stock Plan that is subject to forfeiture or repurchase by the Company.

“Company Restricted Stock Award” means a Company Restricted Stock Unit or a Company Restricted Share.

“Company Restricted Stock Unit” means a restricted stock unit or performance share unit granted pursuant to any Company Stock Plan with respect to Company Stock that remains unissued.

“Company Rights” means the preferred stock purchase rights issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Share Rights Agreement, dated as of October 24, 2001, between the Company and Mellon Investor Services LLC, as Rights Agent thereunder.

“Company Software Products” means (i) all software products sold or offered for sale by the Company or its Subsidiaries and (ii) all other software products proprietary to the Company or its Subsidiaries that are used in the conduct of their business.

“Company Stock” means the common stock, par value $0.005 per share, of the Company.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument of any kind.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, the environment or any Hazardous Substance.

“Environmental Permits” means, with respect to any Person, all Governmental Authorizations relating to or required by Environmental Law and affecting, or relating in any way to, the business of such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means (i) any government or any state, department, local authority or other political subdivision thereof, or (ii) any governmental body, agency, authority (including any Taxing Authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, collectively, any (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (iii) amounts owing as deferred purchase price for the purchase of any property, or (iv) guarantees with respect to any indebtedness or obligation of a type described in clauses (i) through (iii) above of any other Person.

“Intellectual Property Rights” means all worldwide rights in (i) inventions, whether or not patentable, (ii) patents and patent applications, (iii) trademarks, service marks, trade dress, logos, Internet domain names and trade names, whether or not registered, and all goodwill associated therewith, (iv) rights of publicity and other rights to use the names and likeness of individuals, (v) copyrights, rights in databases and related rights, whether or not registered, (vi) mask works, (vii) computer software, data, databases, files, and documentation and other materials related to the foregoing, (viii) trade secrets and confidential, technical and business information, (ix) any other similar type of proprietary intellectual property right, (x) all rights to any of the foregoing provided by bilateral or international treaties or conventions, (xi) all other intellectual property or proprietary rights and (xii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“International Plan” means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or arrangement or contract providing for severance, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits that (i) is not an Employee Plan, (ii) is entered into, maintained, administered or contributed to by the Company or any of its Affiliates, and (iii) covers any employee or former employee of the Company or any of its Subsidiaries.

“IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or any of its Subsidiaries or licensed or leased by the Company or any of its Subsidiaries pursuant to written agreement (excluding any public networks).

“Judgment” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person.

“Knowledge of the Company” means the actual knowledge of T. Curtis Holmes, Jr., Glenn A. Etherington, Jonathan K. Hustis, Michael J. Cullen, Philip C. Thrasher, David Sharpley and Karon Hines.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nasdaq” means the Nasdaq Global Market.

“Parent Stock” means the common stock, par value $0.01 per share, of Oracle Corporation.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet), and (iii) Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Registered IP” means all United States, international and foreign: (i) patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity, in each of cases (i)-(v), owned by, under obligation of assignment to, or filed in the name of, the Company or any Subsidiary.

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any binding bona fide written offer which did not result from a breach of Section 6.04(a) or Section 6.04(b) made by a Third Party which, if consummated, would result in such Third Party (or in the case of a direct merger between such Third Party or a subsidiary of such Third Party and the Company, the stockholders of such Third Party) acquiring, directly or indirectly, at least 75% of the outstanding shares of Company Stock or at least 75% of the aggregate fair market value of the consolidated assets of the Company and its Subsidiaries, taken as a whole, and which offer, the Board of Directors of the Company determines in good faith by a majority vote, after consulting with its outside legal counsel and considering the advice of a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of such offer, including any break-up fees, expense reimbursement provisions and conditions to consummation, (i) is more favorable to all the Company’s stockholders than as provided hereunder and (ii) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such offer or proposal.

“Third Party” means any Person, other than Parent or any of its Affiliates or Representatives.

(a) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.04
Agreement	Preamble

Term	Section
Board Recommendation	4.02
Certificate of Merger	2.02
Certificates	2.04
Closing Date	2.01
Company Employee Plan	4.16
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Stock Plan	2.06
Company Subsidiary Securities	4.06
Confidentiality Agreement	6.04
Current Premium	7.03	(d)
Dissenting Shares	2.05
Effective Time	2.02
Employee Plan	4.16
End Date	10.01
ESPP	2.06	(d)
Exchange Agent	2.04
Foreign Competition Laws	4.03
Grant Date	4.05
Indemnified Liabilities	7.03	(a)
Indemnified Person	7.03
Insurance Policies	4.18
Material Contract	4.14
Merger	Recitals
Merger Consideration	2.03
Option Exchange Ratio	2.06
Payment Fund	2.04	(a)(ii)
Proxy Statement	4.09
Publicly Available Software	4.20	(i)
SEC Comments	6.03
Stockholder Approval	4.02
Stockholder Meeting	6.03
Surviving Corporation	2.02
Tax	4.15	(i)
Tax Asset	4.15	(i)
Tax Return	4.15	(i)
Tax Sharing Agreements	4.15	(i)
Taxing Authority	4.15	(i)
Uncertificated Shares	2.04
Warrants	6.02

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2

THE MERGER

Section 2.01. The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., San Francisco time, as soon as practicable (and, in any event, within two Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Davis Polk & Wardwell, 1600 El Camino Real, Menlo Park, California 94025, unless another place is agreed to in writing by the parties hereto.

Section 2.02. The Merger. (a) Upon the terms and subject to the conditions set forth herein, as soon as practicable after the Closing, the Company and Merger Subsidiary shall file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”) in connection with the Merger in such form as is required by, and executed and acknowledged in accordance with, Delaware Law.

(b) The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be specified in the Certificate of Merger).

(c) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”). From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.03. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(a) except as otherwise provided in Section 2.03(b), Section 2.03(c) or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $4.10 in cash, without interest (the “Merger Consideration”);

(b) each share of Company Stock held by the Company as treasury stock or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time; and

(d) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) and (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). As of the Effective Time, Parent shall deposit with the Exchange Agent the aggregate Merger Consideration to be paid in respect of the

Certificates and the Uncertificated Shares (the “Payment Fund”). The Payment Fund shall be invested in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Stock shall be entitled under Section 2.03, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Exchange Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each record holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding anything herein to the contrary, the Merger Consideration payable in respect of unvested Company Restricted Shares shall be payable pursuant to Section 2.06 and not pursuant to this Section 2.04 and no deposit shall be made with the Exchange Agent by the Company or Parent pursuant to this Section 2.04, and the procedures of this Section 2.04 in respect of holders of shares of Company Stock shall not apply, with respect to such holders’ shares of unvested Restricted Stock.

Section 2.05. Dissenting Shares. Notwithstanding Section 2.03, shares of Company Stock outstanding immediately prior to the Effective Time (collectively, the “Dissenting Shares”) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of Delaware Law shall not be converted into a right to receive the Merger Consideration but instead shall be entitled to payment of the fair value of such shares in accordance with Section 262 of Delaware Law; provided that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of Delaware Law or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of Delaware Law, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall provide Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, or to the extent required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06. Company Stock Options and Restricted Stock Awards; ESPP. (a) As of the Effective Time, each option to purchase shares of Company

Stock (each, a “Company Stock Option”) outstanding under any stock option or equity compensation plan or agreement (the “Company Stock Plans”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and converted automatically at the Effective Time into an option to acquire Parent Stock in accordance with the terms and conditions of the applicable Company Stock Plan and option agreement by which it is evidenced (including any accelerated vesting provisions therein) except that (i) the number of shares of Parent Stock subject to each such option shall be determined by multiplying the number of shares of Company Stock subject to such Company Option immediately prior to the Effective Time by a fraction (the “Option Exchange Ratio”), the numerator of which is the per share Merger Consideration and the denominator of which is the average closing price of Parent Stock on Nasdaq over the five trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share) and (ii) the exercise price per share of Parent Stock (rounded down to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Company Stock otherwise purchasable pursuant to such Company Stock Option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio; provided, however that in no case shall the Company Stock Option exchange be performed in a manner that is not in compliance with the adjustment requirements of Section 424 of the Code. In case the adjustment would violate the requirements of Section 424 of the Code, the number of shares of Parent Stock related to such Company Stock Option not so properly adjusted shall be reduced to award the holder of the Company Stock Option a substitute option that relates to the greatest number of shares of Parent Stock permissible pursuant to the adjustment limitations of Section 424 of the Code.

(b) Effective as of the Effective Time, each Company Restricted Stock Award shall automatically be cancelled, and each share of Company Stock subject to a Company Restricted Stock Award shall be converted into the right to receive the Merger Consideration in accordance with the terms of this Section 2.06(b). As promptly as reasonably practicable after the Effective Time, upon receipt from the Company of a list of holders of Restricted Stock Awards (including the number of shares that were unvested immediately before the Effective Time), Parent shall send or cause the Surviving Corporation to send to each holder of a Restricted Stock Award a letter of transmittal and, upon confirmation to Parent’s satisfaction that such list does not duplicate the shares held by stockholders of record provided to the Exchange Agent for payment under Section 2.04, shall pay or cause the Surviving Corporation to pay each such holder the applicable Merger Consideration, less applicable payroll reporting. Such payment may be made through the Company’s payroll cycle or by separate check. In no event shall this Section and Section 2.04 result in a duplication of payments with respect to any Restricted Stock Awards with respect to the Merger Consideration.

(c) Parent shall take such actions as are necessary for the assumption of the Company Stock Options pursuant to this Section 2.06, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.06. As soon as reasonably practicable after the Effective Time, Parent shall deliver to each holder of any Company Stock Option an appropriate notice setting forth such holder’s rights pursuant to such Company Stock Option. Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the shares of Parent Stock subject to the Company Stock Options promptly following the Effective Time (and in any event within fifteen Business Days after the Effective Time) and use reasonable best efforts to maintain the effectiveness of such registration statement covering such Company Stock Options for so long as such Company Stock Options remain outstanding.

(d) The Company shall take all action that is necessary to (i) cause the exercise of each outstanding purchase right under the Company’s Employee Stock Purchase Plan (the “ESPP”) no less than five Business Days prior to the Effective Time; (ii) provide that no further purchase period or offering period shall commence under the ESPP following the date outstanding purchase rights under the ESPP are exercised in accordance with clause (i) on this sentence; and (iii) terminate the ESPP immediately prior to and effective as of the Effective Time.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.08. Withholding Rights. Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Tax law. To the extent that amounts so withheld are paid over to or deposited with the relevant Taxing Authority by or on behalf of Parent or the Surviving Corporation, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock formerly represented by such Certificate, as contemplated under this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time as set forth in Annex B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore delivered to Parent complete and correct copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Stockholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock voting to approve and adopt this Agreement and the Merger (the “Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

(b) At a meeting duly called and held, prior to the execution of this Agreement, at which all directors of the Company were present, the Company’s Board of Directors duly and unanimously adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby, (iii) approving and adopting an amendment to the Company Rights Agreement to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby, (iv) directing that the adoption of this Agreement be submitted to the Stockholder Meeting, and (v) recommending that the Company’s stockholders grant the Stockholder Approval (such recommendation, the “Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any Applicable Law analogous to the HSR Act or otherwise regulating antitrust or merger control matters and in each case existing in foreign jurisdictions (the “Foreign Competition Laws”), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal or foreign securities laws, or Nasdaq, and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03 and that the Stockholder Approval is obtained, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Judgment, (iii)

require any consent under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding upon the Company or any of its Subsidiaries or any Governmental Authorization affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, provided that in determining whether a Company Material Adverse Effect would result, any adverse effect otherwise excluded by clause (i) of the definition of Company Material Adverse Effect shall be taken into account.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, of the Company (of which 200,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the Company Rights). As of the close of business on October 17, 2006:

(i) 51,002,208 shares of Company Stock were issued and outstanding (of which 85,680 shares were Company Restricted Shares);

(ii) no shares of preferred stock of the Company were issued and outstanding;

(iii) Company Stock Options to purchase an aggregate of 8,000,673 shares of Company Stock were issued and outstanding (of which Company Stock Options to purchase an aggregate of 5,255,992 shares of Company Stock were exercisable); and

(iv) an aggregate of 336,667 shares of Company Stock were reserved for settlement of Company Restricted Stock Units; and

(v) warrants to purchase an aggregate of 3,833,333 shares of Company Stock were issued and outstanding.

No shares of Company Stock or Company Securities are owned by any Subsidiary of the Company. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are (or, in the case of shares that have not yet been issued, will be) fully paid, nonassessable and free of preemptive rights.

(b) Section 4.05(b) of the Company Disclosure Schedule sets forth, as of the close of business on October 17, 2006, a complete and correct list of (i) all outstanding Company Stock Options, including with respect to each such option, the number of shares subject to such option, the name of the holder, the grant date, whether the option is an “incentive stock option” under Section 422 of the Code or a non-qualified stock option, the exercise price per share, the vesting schedule and expiration date of each such option, and the form of Company Stock Option award agreement pursuant to which such option was granted and (ii) all outstanding Company Restricted Stock Awards, including with respect to each Company Restricted Stock Unit or Company Restricted Share, the name of the holder, the grant date and vesting schedule, whether an 83(b) election was taken under the Code with respect to such Company Restricted Stock Award, and the form of Company Restricted Stock Award grant agreement pursuant to which such award was granted. The Company Stock Plans are the only plans or programs the Company or any of its Subsidiaries has maintained under which stock options, restricted stock, stock appreciation rights or other compensatory equity-based awards have been or may be granted.

(c) Except as set forth in this Section 4.05 and for changes since October 17, 2006 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or other similar agreements or understandings to which Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of Company or any of its Subsidiaries or (vi) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Company or any of its Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. All Company Stock Options and Company Restricted Stock Awards may, by their terms, be treated in accordance with Section 2.06.

Section 4.06. Subsidiaries. (a) Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to conduct or actually conducts business.

(b) Each Subsidiary of the Company is a corporation or other business entity duly incorporated or organized (as applicable), validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers required to carry on its business as now conducted. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i)-(iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(d) Except for the Company Subsidiary Securities, the Company does not own, directly or indirectly, any capital stock of, or other equity, ownership, profit, voting or other interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has made available to Parent, through the Company’s SEC filings or otherwise, complete and correct copies of (i) the Company’s annual reports on Form 10-K for its fiscal years ended December 31, 2005, 2004 and 2003, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2006 and June 30, 2006, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company since December 31, 2005, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2005 (the documents referred to in this Section 4.07(a), together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the “Company SEC Documents”).

(b) Since December 31, 2005, the Company has filed with or furnished to the SEC each report, statement, schedule, form or other document or filing required by Applicable Law to be filed or furnished at or prior to the time so required. No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(d) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has made available to Parent through the Company’s SEC filings or otherwise copies of all comment letters received by the Company from the SEC since January 1, 2004, and relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in such comment letters received by the Company from the SEC. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(f) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by the Company since July 31, 2002 was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and/or chief financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

Section 4.08. Financial Statements; Internal Controls. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

(b) The Company’s system of internal controls over financial reporting is reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of December 31, 2005 (nor has any such deficiency or weakness since been identified).

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) are reasonably designed to ensure that (i) all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the 1934 Act with respect to such reports.

(d) Since the date of their last certification filed with the SEC, neither the chief executive officer nor the chief financial officer of the Company has become aware of any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in the Company’s internal controls over financial reporting.

(e) The audit committee of the Board of Directors of the Company includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K.

(f) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.

Section 4.09. Disclosure Documents. The proxy or information statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, and at the time such stockholders vote on adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Proxy Statement based upon information furnished to the Company in writing by Parent specifically for use therein.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date, (i) the business of the Company and each of its Subsidiaries has been conducted in the ordinary course consistent with past practice, except for actions taken pursuant to this Agreement in connection with the consummation of the Merger, (ii) through the date of this Agreement, there has not been any event, change, development or set of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) there has not been any action or event, nor any authorization, commitment or agreement by the Company or any of its Subsidiaries with respect to any action or event, that if taken or if it occurred after the date hereof would be prohibited by Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or disclosed in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date in amounts consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) liabilities or obligations disclosed on the Company Disclosure Schedule; and

(d) liabilities or obligations under this Agreement.

Section 4.12. Litigation. There is no action, suit, investigation or proceeding (or, to the Knowledge of the Company, anything that a reasonable person would consider a basis therefor) pending against, or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or (to the Knowledge of the Company) former officer, director or employee of the Company or any of its Subsidiaries in his or her capacity as such or any Person for whom the Company or any Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any Governmental Authority, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to Judgment against the Company or any of its Subsidiaries or naming the Company or any of its Subsidiaries as a party or by which any of the employees or representatives of the Company or any of its Subsidiaries is prohibited or restricted from engaging in or otherwise conducting the business of the Company or any of its Subsidiaries as presently conducted that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.13. Compliance with Applicable Law. (a) The Company and each of its Subsidiaries is and, since January 1, 2003 has been, in compliance in all material respects with all Applicable Laws and Judgments. Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2003 (i) of any administrative, civil or criminal investigation or audit (other than Tax audits) by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries are not in compliance in any material respect with any Applicable Law or Judgment.

(b) Each of the Company and its Subsidiaries has in effect all material Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted. There have occurred no material defaults (with or without notice or lapse of time or both) under, material violations of, or events giving rise to any right of termination, material amendment or cancellation of, any such Governmental Authorizations.

Section 4.14. Material Contracts. (a) Section 4.14 of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is legally bound:

(i) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or development commitments by the Company or any of its Subsidiaries, providing for either (A) annual payments of $100,000 or more or (B) aggregate payments of $500,000 or more remaining or paid during the last 36 months;

(ii) each Contract that involves performance of services or delivery of goods, materials, supplies or equipment or development commitments to the Company or any of its Subsidiaries, or the payment therefor by the Company or any of its Subsidiaries, providing for either (A) annual payments of $100,000 or more or (B) aggregate payments of $500,000 or more remaining or paid during the last 36 months;

(iii) each Contract that contains any provisions restricting the Company or any of its Affiliates from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect after the Closing Date;

(iv) each Contract that (A) grants any material exclusive license or supply or distribution agreement or other material exclusive rights, (B) grants any material “most favored nation” status, rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Intellectual Property, or (C) contains any provision that requires the purchase of all or a given portion of the Company’s or any of its Subsidiaries’ requirements from a given third party, or any other similar provision;

(v) each Contract pursuant to which the Company or any of its Subsidiaries has agreed or is required to provide any third party with access to material source code, to provide for material source code to be put in escrow or to refrain from granting material license or franchise rights to any other person;

(vi) each material Contract pursuant to which the Company or any of its Subsidiaries has been granted any license to Intellectual Property, other than nonexclusive licenses granted in the ordinary course of business of the Company and its Subsidiaries consistent with past practice;

(vii) each lease or sublease (whether of real or personal property) to which the Company or any of its Subsidiaries is party as either lessor or lessee providing for either (A) annual payments of $100,000 or more or (B) aggregate payments of $500,000 or more;

(viii) each Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(ix) each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of credit in the ordinary course of business consistent with past practices);

(x) each Contract under which the Company or any of its Subsidiaries has any material obligations that have not been satisfied or performed (other than the confidentiality obligations) relating to the acquisition or disposition of any portion of the business of the Company (whether by merger, sale of stock, sale of assets or otherwise);

(xi) each Contract between the Company or any of its Subsidiaries and any Governmental Authority;

(xii) each partnership, joint venture or other similar Contract or arrangement;

(xiii) each employee collective bargaining agreement or other Contract with any labor union and each employment Contract (other than for employment at-will or similar arrangements) that is not terminable by the Company without notice and without cost to the Company;

(xiv) each material Contract entered into in the last three years in connection with the settlement or other resolution of any Proceeding that has any continuing obligations, liabilities or restrictions; or

(xv) except for the Contracts disclosed above, each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act, or that is otherwise material to Company and its Subsidiaries, taken as whole, and not entered into in the ordinary course of business consistent with past practice.

(b) Each Contract disclosed in Section 4.14(a) of the Company Disclosure Schedule, required to be disclosed pursuant to this Section or which would have been required to be so disclosed if it had existed on the date of this Agreement (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the Knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the Knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any of its Subsidiaries has received any notice to terminate, in whole or part, materially amend or not renew any executory obligation (existing as of the date of this Agreement) of a counterparty to a Material Contract that has not terminated or expired (in each case according to its terms) prior to the date of this Agreement (nor, to the Knowledge of the Company, as of the date of this Agreement, has there been anything that a reasonable person would consider an indication that any such notice of termination will be served on or after the date of this Agreement on the Company by any counterparty to a Material Contract). None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any Material Contract, and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c) Complete and correct copies of each Material Contract in existence as of the date of this Agreement, as amended and supplemented, have been delivered or made available by the Company to Parent prior to the date of this Agreement.

Section 4.15. Taxes. (a) All income, franchise and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The United States federal income Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax Asset.

(e) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(f) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(g) Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(h) Section 4.15(h) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

(i) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries).

Section 4.16. Employee Benefit Plans. (a) Section 4.16 of the Company Disclosure Schedule contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) (each, an “Employee Plan”) which is maintained, administered or contributed to by the Company or any ERISA Affiliate of the Company and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability (each, a “Company Employee Plan”). Copies of such Company Employee Plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto have been furnished to Parent together with the most recent annual report and tax return prepared in connection with any such Company Employee Plan.

(b) Neither the Company nor any ERISA Affiliate nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA, any non-U.S. defined benefit plan, or any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA.

(c) Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent

Internal Revenue Service determination letters with respect to each such Company Employee Plan. Each Company Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. No events have occurred with respect to any Company Employee Plan that could result in a material payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Plan.

(f) Since September 30, 2006, the Company has not paid any special or non-routine bonus or incentive payment to any executive officer and there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

(g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(h) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(i) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving any Employee Plan before any arbitrator or any Governmental Authority.

(j) The Company has provided Parent with a list and copies of each International Plan. Each International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. According to the actuarial assumptions and valuations most recently used for the purpose of funding each International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the PBGC on the date hereof), as of June 30, 2006 the total amount or value of the funds available under such Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its Affiliates will get the full benefit of any such funds, accruals or reserves.

Section 4.17. Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or understanding with a labor union or organization. None of the employees of the Company or any of its Subsidiaries is represented by any union with respect to his or her employment by the Company or such Subsidiary. There is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the Knowledge of the Company to organize any employees of the Company or any of its Subsidiaries, or (iii) lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees, and during the last three years there has not been any such action.

Section 4.18. Insurance Policies. (a) Section 4.18(a) of the Company Disclosure Schedule lists as of the date of this Agreement all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”) and the coverage limitations and deductibles applicable to each such policy. All of the Insurance Policies or renewals thereof are in full force and effect. There is no material claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and the

Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the Knowledge of the Company, there is no threatened termination of, or material premium increase (other than with respect to customary annual premium increases) with respect to, any Insurance Policy.

(b) Section 4.18(b) of the Company Disclosure Schedule identifies each material insurance claim made by the Company or any of its Subsidiaries between the Company Balance Sheet Date and the date of this Agreement.

Section 4.19. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) no notice, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding is pending and, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to or arising out of any failure of the Company or any of its Subsidiaries to comply with any Environmental Law;

(ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits of the Company;

(iii) there has been no release by the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries; and

(iv) there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b) Neither the Company nor any of its Subsidiaries owns, leases or operates or has owned, leased or operated any real property, or conducts or has conducted any operations, in New Jersey or Connecticut.

(c) For purposes of this Section 4.19, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.20. Intellectual Property; Computer Software. (a) The Company and its Subsidiaries own or otherwise hold the right to use all Intellectual Property Rights necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted by the Company or any of its Subsidiaries (the “Necessary IP Rights”). The consummation of the transactions contemplated by this Agreement will not alter, restrict, encumber, impair or extinguish any Necessary IP Rights.

(b) There are no legal Proceedings pending or, to the Knowledge of the Company, threatened (i) alleging infringement, misappropriation or any other violation of any Intellectual Property Rights of any Person by the Company or any of its Subsidiaries or any of their respective products or services, or (ii) challenging the scope, ownership, validity, or enforceability of the Company IP or of the Company and its Subsidiaries’ rights under the Necessary IP Rights. None of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person.

(c) (i) The Company and its Subsidiaries hold all right, title and interest in and to the Company IP, free and clear of any Liens, except for Permitted Liens, (ii) no Person, other than the Company and its Subsidiaries, possesses any current or contingent rights to license, sell or otherwise distribute the Company Software Products or any portion thereof, and (iii) there are no restrictions on the disclosure, use, license or transfer of the Necessary IP Rights, the Company IP or the Company Software Products.

(d) Section 4.20(d)(i) of the Company Disclosure Schedule contains a true and complete list of all Registered IP as of the date hereof. The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Registered IP, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions and disclosure of any required information, and all assignments (and licenses where required) of the Registered IP have been duly recorded with the appropriate governmental authorities. Section 4.20(d)(ii) of the Company Disclosure Schedule includes a true and complete list of all material actions that must be taken within 120 days of the date hereof with respect to any of the Registered IP. The Company and each of its Subsidiaries have complied with all applicable notice and marking requirements for the Registered IP. None of the Registered IP has been adjudged invalid or unenforceable in whole or part and, to the Knowledge of the Company, all Registered IP is valid and enforceable.

(e) Section 4.20(e) (i) of the Company Disclosure Schedule contains (A) a true and complete list of all licenses and other Contracts pursuant to which the Company or any Subsidiary is granted rights in any third-party Intellectual Property (excluding any Publicly Available Software) (x) embedded or incorporated into or distributed with any Company Software Product, (y) used by the Company or any of its Subsidiaries in the development or support of any Company Software Product or (z) used or held for use by the Company for any other purpose (excluding, for purposes of clause (z) only, any generally available, off-the-shelf software programs licensed by the Company on standard terms); (B) a summary of the Company’s and its Subsidiaries’ remaining payment and accounting obligations, if any, with respect to each of the Contracts listed thereon, excluding agreements for generally available, off-the-shelf software programs licensed by the Company on standard terms. Section 4.20(e) (ii) of the Company Disclosure Schedule contains a true and complete list of (A) all agreements pursuant to which the Company or any of its Subsidiaries has provided source code of any Company Software Product or any material part thereof to a third party and (B) all third parties to whom the Company or any of its Subsidiaries has granted a contingent right to receive the source code of any Company Software Product or any material part thereof, whether pursuant to an escrow arrangement or otherwise.

(f) The Company and its Subsidiaries have taken all reasonable steps to protect their rights in the Company IP and to protect any confidential information provided to them by any other Person under obligation of confidentiality. Without limitation of the foregoing, the Company and its Subsidiaries have not made any of their trade secrets or other confidential or proprietary information that they intended to maintain as confidential (including source code with respect to Company Software Products) available to any other Person except pursuant to written agreements requiring such Person to maintain the confidentiality of such information or materials.

(g) The Company and its Subsidiaries have obtained from all parties (including current or former directors, officers or employees) who have created any portion of, or otherwise who would have any rights in or to, any Company IP or Company Software Product valid and enforceable written assignments of any such rights to the Company and its Subsidiaries and the Company has provided true and complete copies of such assignments to Parent. Neither the Company nor any of its Subsidiaries is obligated to provide any consideration (whether financial or otherwise) to any third party with respect to any exercise of rights by the Company or any of its Subsidiaries, or any successor to the Company or any of its Subsidiaries, in any Company IP or Company Software Product.

(h) Section 4.20(h) of the Company Disclosure Schedule contains a true and complete list of all Company Software Products as of the date hereof.

(i) Except as set forth on Section 4.20(i) of the Company Disclosure Schedule, no Company Software Product (including any Company Software Product currently under development) contains any code that is, in whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including without limitation any obligation or condition under any “open source” license such as, without limitation, the GNU General Public License, GNU Lesser General Public License, Mozilla Public License or BSD licenses) (“Publicly Available Software”). All Publicly Available Software used by the Company or any Subsidiary has been used in its entirety and without modification. Neither the Company nor any Subsidiary has incorporated or otherwise used Publicly Available Software in a manner that would require, or condition the use or distribution of any Company Software Product on the disclosure, licensing or distribution of any source code for any portion of such Company Software Product.

(j) The Company Software Products do not contain any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the legitimate operation of such software by or for the Company or its authorized users, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses”, “worms”, “time bombs” and/or “back doors”)

(k) Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Company IP to any other Person.

(l) (i) No funding, facilities or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Company IP, including any Company Software Product and (ii) neither the Company nor any Subsidiary is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company or such Subsidiary to grant or offer to any other Person any license or right to such Company IP.

(m) The IT Assets operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology processes.

Section 4.21. Properties. (a) The Company and each of its Subsidiaries have good and marketable title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all of their material properties and material tangible assets. All such assets and properties, other than assets and properties in which the Company or any of its Subsidiaries has leasehold interests, are free and clear of all Liens, except for Permitted Liens.

(b) Section 4.21(b) of the Company Disclosure Schedule sets forth a complete and correct list of all real property (and interests in real property) leased by the Company or any of its Subsidiaries (each such property, a “Leased Real Property”). Neither the Company nor any of its Subsidiaries either currently owns or has previously owned in fee any real property or held any other interests in real property (other than the leasehold interests in the Leased Real Property).

(c) With respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted anyone the right to use or occupy such Leased Real Property or any portion thereof. The Company and each of its Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property.

Section 4.22. Interested Party Transactions. (i) Neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any Affiliate, stockholder that beneficially owns 5% or more of the Company’s outstanding common stock, or director or executive officer of the Company, and (ii) no event has occurred since the date of the Company’s last proxy statement to its stockholders that would, in the case of either clause (i) or (ii), be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23. Certain Business Practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company) any director, officer, agent or employee of the Company or any of its Subsidiaries at the direction of or on behalf of the Company or any of its Subsidiaries (i) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Company or any of its Subsidiaries or (ii) made any bribe or kickback, illegal political contribution or other unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977.

Section 4.24. Finders’ Fees. Except for Raymond James & Associates, Inc., a copy of whose engagement agreement (and all indemnification and other agreements related to such engagement) has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacity as officers or directors, who might be entitled to any banking, broker’s finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement. The Company does not anticipate that the aggregate fees and expenses of its accountants, brokers, financial advisors, consultants, legal counsel and other persons retained by the Company or any of its Subsidiaries, Affiliates, or any of their respective officers or directors in their capacity as officers or directors, incurred or to be incurred in connection with this Agreement and the transactions contemplated by this Agreement will exceed the aggregate fees and expenses set forth in Section 4.24 of the Company Disclosure Schedule.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Raymond James & Associates, Inc., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view, a copy of which opinion has been delivered to Parent.

Section 4.26. Antitakeover Statutes and Company Rights Agreement. (a) The Company has taken all action necessary to exempt the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar Applicable Law applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement, the Voting Agreements or any of the transactions contemplated hereby and thereby.

(b) The Company has taken all action necessary (i) to render the Company Rights inapplicable to the Merger, this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, and (ii) ensure that (A) neither Parent, Merger Subsidiary nor any of their Affiliates will become an “Acquiring Person” (as such term is defined in the Company Rights Agreement) and (B) neither a “Shares Acquisition Date” nor a “Distribution Date” (each as defined in the Company Rights Agreement) shall occur, in each case, by reason of the approval or execution of this Agreement, the announcement or consummation of the Merger, this Agreement, the Voting Agreements or the transactions contemplated hereby and thereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) the Foreign Competition Laws, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation and bylaws of Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or Judgment, or (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent or Merger Subsidiary, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not reasonably be expected to prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

Section 5.05. Disclosure Documents. None of the information provided by Parent specifically for inclusion in the Proxy Statement or any amendment or supplement thereto, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time the Company’s stockholders vote on adoption of this Agreement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.06. Company Securities. Neither Parent nor any of its Subsidiaries owns any Company Securities.

Section 5.07. Litigation. There is no action, suit, investigation or proceeding (or, to the knowledge of Parent, anything that a reasonable person would consider a basis therefor) pending against, or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any Subsidiary may be liable or any of their respective properties before any Governmental Authority that in any manner challenges or seeks to prevent or enjoin the Merger or any of the other transactions contemplated hereby.

Section 5.08. Financing. At the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of immediately available funds to enable Parent to pay the aggregate Merger Consideration and to perform its obligations with respect to the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except for matters expressly permitted or contemplated by this Agreement, any other agreement or instrument being entered into in connection with this Agreement or set forth on Section 6.01 of the Company Disclosure Schedule, or required by Applicable Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practices and use its commercially reasonable efforts to (i) preserve intact its assets, Intellectual Property and business organization, (ii) keep available the services of its directors, officers and employees, (iii) maintain in effect all of its Governmental Authorizations and (iv) maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees and distributors. Without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by this Agreement, any other agreement or instrument being entered into in connection with this Agreement or as set forth on Section 6.01 of the Company Disclosure Schedule, or required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent:

(a) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock of the Company or any of its Subsidiaries, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its Subsidiaries, (iv) purchase, redeem or otherwise acquire any Company Securities or Company Subsidiary Securities, or (v) take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any of its Subsidiaries;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than (A) the issuance of shares of Company Stock upon the exercise of Company Stock Options or pursuant to the terms of the Company Restricted Stock Units that are outstanding on the date of this Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement, or (B) grants of Company Stock Options to newly hired employees in the ordinary course of business consistent with past practice, with a per share exercise price no less than the then-current market price of a share of Company Stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the transactions contemplated hereby and/or termination of employment, so long as (x) the aggregate number of shares of Company Stock subject to such additional Company Stock Options does not exceed 100,000 and (y) the aggregate number of shares of Company Stock subject to Stock Options granted to any individual newly hired employee does not exceed 20,000, (C) the issuance of shares of Company Stock pursuant to the Company’s employee stock purchase plan as in effect as of the date of this Agreement and in accordance with Section 2.06(d), (D) the issuance of shares of Company Stock pursuant to the exercise of warrants to purchase Company Stock that are outstanding on the date of this Agreement and (E) grants of Company Securities to directors of the Company as compensation for services in accordance with the policy set forth on Section 4.16 of the Company Disclosure Schedule, or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget for the Company and its Subsidiaries that is attached to Section 6.01(e) of the Company Disclosure Schedule and any other capital expenditure set forth thereon, and (ii) any unbudgeted capital expenditures not to exceed $100,000 individually or $500,000 in the aggregate;

(f) acquire (i) any business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise) or (ii) any other assets other than immaterial assets acquired in the ordinary course of business consistent with past practices;

(g) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of any of its material assets or properties except (i) pursuant to existing contracts or commitments, (ii) sales of inventory or used equipment in the ordinary course of business consistent with past practice, and (iii) Permitted Liens incurred in the ordinary course of business consistent with past practices;

(h) (i) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase in compensation, bonus or other benefits, except (A) increases in connection with promotions of non-executive officers in the ordinary course of business consistent with past practices, (B) increases in base salaries of non-executive officer employees in accordance with past practices so long as such increases do not exceed $250,000 in the aggregate, or (C) bonuses calculated in accordance with, and paid on the terms and conditions of, existing bonus plans, policies, agreements or arrangements listed on Section 4.16(a) of the Company Disclosure Schedule (disregarding for purposes of such calculations the transaction expenses incurred in connection with the transactions contemplated by this Agreement), (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing plans, policies, agreements or arrangements listed on Section 4.16(a) of the Company Disclosure Schedule, (iii) establish, adopt, enter into or amend any Company Employee Plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, in each case except as required by Applicable Law, (iv) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan except to the extent required pursuant to the terms thereof or Applicable Law, or (v) make any Person a beneficiary of any retention or severance plan under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement;

(i) make any material change in any method of financial accounting principles, method or practices, except for any such change required by reason of a concurrent change in GAAP or Applicable Law;

(j) (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any of its wholly owned Subsidiaries;

(k) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates, or that could, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location with any Person;

(l) enter into, terminate, renew, amend or modify in any material respect or fail to enforce in any material respect any Material Contract other than, in each case, in the ordinary course of business consistent with past practices;

(m) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

(n) make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(o) settle or agree to settle any material Proceeding pending or threatened before any arbitrator, court or other Governmental Authority (for the avoidance of doubt, any settlement or consent decree which involves a conduct remedy or injunctive or similar relief or has a restrictive impact on business or involves payments in excess of $500,000 shall be deemed to be material);

(p) take any affirmative action that is reasonably likely to result in, and does in fact result in, any representation or warranty of the Company hereunder becoming inaccurate in any respect at, or as of any time before, the Effective Time; or

(q) authorize, commit or agree to take any of the foregoing actions.

Section 6.02. Warrants. Prior to the Effective Time, the Company shall cause any one or more of the following to occur:

(a) the exercise or conversion of all of the outstanding warrants exercisable for shares of Company Stock (“Warrants”) for or into shares of Company Stock in accordance with the terms of the applicable Warrants;

(b) the entry into agreements between the Company and the holders of each of the outstanding Warrants providing that each Warrant shall, following the Merger, be exercisable for, at the exercise price of such Warrant, the Merger Consideration multiplied by the number of shares of Company Stock issuable upon exercise of such Warrant immediately prior to the Effective Time;

(c) a reclassification of the shares of Company Stock in accordance with Delaware Law so that, immediately prior to the Effective Time, each share of Company Stock shall be redeemable at any time at the option of the Company for an amount per share of Company Stock equal to the Merger Consideration;

(d) with the consent of Parent, the amendment of this Agreement to provide for a merger of the Company with and into Merger Subsidiary, with Merger Subsidiary surviving the Merger; or

(e) any combination of the events referred to in clauses (a), (b) and (c) above that, when taken together, apply to all of the outstanding Warrants so that no Warrants may be exercised for any shares of Company Stock that are not redeemable at the Company’s election.

Section 6.03. Stockholder Meeting; Proxy Material. (a) The Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”), for the purpose of voting on the matter requiring the Stockholder Approval. The notice of such Stockholder Meeting shall state that a resolution to adopt this Agreement will be considered at the Stockholder Meeting. Subject to Section 6.04(b) and except as otherwise required by its fiduciary duties, the Board of Directors of the Company shall recommend approval of the matters constituting the Stockholder Approval by the Company’s stockholders. In connection with such meeting, the Company shall, as promptly as reasonably practicable after the date hereof, prepare and file (subject to reasonable cooperation from Parent in the preparation of the Proxy Statement) the Proxy Statement with the SEC. The Company shall, as promptly as practicable after the date hereof, (i) use its reasonable best efforts to (A) have the Proxy Statement cleared by the SEC, (B) mail to its stockholders the Proxy Statement and all other proxy materials for such meeting, and (C) if necessary in order to comply with applicable securities laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies, (ii) subject to Section 6.04(b) and except as otherwise required by the fiduciary duties of the Board of Directors of the Company, use its reasonable best efforts to obtain the Stockholder Approval, and (iii) otherwise comply in all material respects with all legal requirements applicable to the Stockholder Meeting.

(b) Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement before such document (or any amendment or supplement thereto) is filed with the SEC, and the Company shall include in such document any comments reasonably proposed by Parent and its counsel. The Company shall (i) as promptly as practicable after receipt thereof, provide Parent and its counsel with copies of any written comments, and advise Parent and its counsel of any oral comments, with respect to the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff (“SEC Comments”), (ii) provide Parent and its counsel a reasonable opportunity to review the Company’s proposed response to the SEC Comments, (iii) include in the Company’s written response to the SEC Comments any input reasonably proposed by Parent and its counsel, and (iv) provide Parent and its counsel a reasonable opportunity to participate in any discussions or meetings with the SEC with respect to the SEC Comments.

Section 6.04. No Solicitation; Other Offers. (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize any of its or their Representatives to, and the Company shall instruct, and cause each applicable Subsidiary, if any, to instruct, each such Representative not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the non-public business, properties, assets, books or records of the Company or any of its Subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (B) approve any transaction under, or any Third Party becoming an “interested stockholder” under, Section 203 of Delaware Law, or (C) amend or grant any waiver or release or approve any transaction or redeem any Company Rights under the Company Rights Agreement except in connection with the transactions contemplated by this Agreement, or (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement or other Contract relating to an Acquisition Proposal. Except as required by the fiduciary duties of the Board of Directors of the Company, neither the Board of Directors of the Company nor any committee thereof shall fail to make, withdraw or modify in a manner adverse to Parent the Board Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Board Recommendation) or resolve or agree to take any such action (any of the foregoing, an “Adverse Recommendation Change”). The Company shall, and shall cause its Subsidiaries and its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company and its Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information.

(b) Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company, directly or indirectly through a Representative, may, prior to the Stockholder Approval, (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Sections 6.04(a) and 6.04(c), has made a bona fide, unsolicited written Acquisition Proposal that the Board of Directors of the Company reasonably believes, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation, is reasonably likely to lead to a Superior Proposal, (ii) thereafter furnish to such Third Party non-public information relating to the Company or any of its Subsidiaries pursuant to an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidential Disclosure Agreement dated as of July 27, 2006 between the Company and Parent (the “Confidentiality Agreement”) (and containing additional provisions that expressly permit the Company to comply with the terms of this 6.04 (b)) (a copy of which shall be promptly (in all events within 48 hours) provided for informational purposes only to Parent), (iii) following receipt of and on account of such Superior Proposal, make an Adverse Recommendation Change and/or (iv) terminate this Agreement pursuant to and subject to the terms of Section 10.01(d)(ii), and/or (v) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iv), only if the Board of Directors of the Company determines in good faith by a majority vote, after the receipt of the advice of outside legal counsel to the Company, that it must take such action to comply with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal. Any action taken or statement made pursuant to this Section 6.04(b) shall not constitute a breach of the Company’s representations, warranties, covenants or agreements contained in this Agreement.

(c) The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iv) of the preceding subsection unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company or any of its Subsidiaries (or any of its or their Representatives) of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its Subsidiaries or for access to the non-public business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party or any other indication that a Third Party is considering making an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent informed, as promptly as practicable, of the status and terms of any such Acquisition Proposal, indication or request, including the material resolved and unresolved issues related thereto and material amendments or proposed amendments as to price and other material terms thereof. The Company shall promptly provide Parent with (i) any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any Third Party that was not previously provided to Parent and (ii) copies of all documents and written communications relating to such Acquisition Proposal exchanged between the Company, any of its Subsidiaries or any of its or their Representatives, on the one hand, and the Third Party making a such Acquisition Proposal or any of its Representatives, on the other hand.

Section 6.05. Access to Information. From the date hereof until the Effective Time and subject to the Confidentiality Agreement, the Company shall (i) give to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books, records, Contracts, Governmental Authorizations, documents, directors, officers and employees of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request (including the work papers of Grant Thornton LLP and KPMG LLP), and (iii) instruct its Representatives to cooperate with each other party in its investigation; provided, however, that the Company may restrict the foregoing access to the extent that (i) any Applicable Law requires the Company to restrict or prohibit access to any such properties or information, (ii) such disclosure would, based on the advice of such party’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information, (iii) the disclosure of such information to the other party would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement, or (iv) such disclosure relates to individual performance or personnel evaluation records, medical histories or other personnel information that in the Company’s good faith opinion could subject the Company or any of its Subsidiaries to liability. Any investigation pursuant to this Section 6.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.

Section 6.06. 401(k) Plans. Effective as of the day immediately preceding the Effective Time, unless otherwise directed in writing by Parent at least ten business days prior to the Effective Time, Company shall take all actions necessary to effect the termination of any and all 401(k) plans sponsored or maintained by Company and shall provide Parent evidence that each of Company’s 401(k) plans has been terminated pursuant to resolutions of the Board of Directors of the Company.

Section 6.07. Product Remediation. From the date hereof until the Effective Time, the Company shall use its commercially reasonable efforts to remediate the Company Software Products in the manner detailed on Section 6.07 of the Company Disclosure Schedule.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of Merger Subsidiary. Parent shall cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote any shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Stockholder Meeting.

Section 7.03. Director and Officer Liability. (a) Without limiting any additional rights that any Indemnified Person (as defined below) may have pursuant to any employment agreement, indemnification agreement or otherwise, from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (each an “Indemnified Person”) against all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fee and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld, conditioned or delayed) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such person in any such capacity prior to or at the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the transactions contemplated hereby, in each case to the fullest extent permitted under Applicable Law (and the Surviving Corporation shall pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted under Applicable Law).

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Certificate of Incorporation or Bylaws of the Surviving Corporation in any manner that would affect adversely the rights thereunder of individuals who at and at any time prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries. Parent shall, and shall cause the Surviving Corporation to, honor any indemnification agreements between the Company and any of its directors, officers or employees.

(c) The Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 7.03(a), relating to the enforcement of such Indemnified Person’s rights under this Section 7.03 or under any charter, bylaw or contract. If any such Indemnified Person is ultimately determined not to be entitled to indemnification hereunder or thereunder, such Indemnified Person shall reimburse Parent and the Surviving Corporation for all amounts advanced pursuant to this Section 7.03.

(d) For six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that in satisfying its obligation under this Section 7.03(d), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 200% of the amount per annum the Company paid in its last full fiscal year (the “Current Premium”), which amount is set forth in Section 7.03(d) of the Company Disclosure Schedule, and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium.

(e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(f) The rights of each Indemnified Person under this Section 7.03 shall be in addition to, and not in substitution for, any rights such Indemnified Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, by contract or under any Applicable Law. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person, his heirs and Representatives and may not be terminated or modified in such a manner as to adversely affect in any material respect any Indemnified Party without the consent of such affected Indemnified Party.

Section 7.04. Employee Benefit Matters. (a) For one year after the Effective Time, Parent shall permit all Company employees who become employees of Parent or any Subsidiary of Parent (including the Surviving Corporation and its Subsidiaries) to participate in the benefit programs of Parent or such Subsidiary to substantially the same extent as similarly situated employees of Parent or such Subsidiary.

(b) Parent shall cause the Surviving Corporation and its Subsidiaries to honor and assume all employment, severance and retention agreements as in effect as of the date hereof which are set forth in Section 4.16 of the Company Disclosure Schedule; provided, however, that this Section 7.04 is not intended to prevent Parent or the Surviving Corporation from exercising its rights with respect to such agreements and all Company Employee Plans in accordance with their terms, including the right to alter, terminate or otherwise amend all such agreements and Company Employee Plans.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, (i)(A) each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10

Business Days of the date hereof, and (B) each of Parent and the Company shall make an appropriate filing pursuant to applicable Foreign Competition Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof, and (ii) each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or applicable Foreign Competition Laws and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or applicable Foreign Competition Laws as soon as practicable.

(c) Each of Parent and the Company shall (i) promptly notify each other party of any written or oral communication to that party or its Affiliates from any Governmental Authority and, subject to Applicable Law, permit each other party to review in advance any proposed written communication to any Governmental Authority, in each case concerning this Agreement or the transactions contemplated hereby; (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with each other party in advance and, to the extent permitted by such Governmental Authority, gives each other party the opportunity to attend and participate in such meeting; provided that if the Governmental Authority does not permit such participation by the other parties, or if all parties agree that such joint participation would not be advisable, allow outside counsel for each other party to attend and participate; and (iii) furnish each other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, concerning this Agreement and the transactions contemplated hereby.

(d) Without limiting the generality of the foregoing, the Company shall give Parent the opportunity to participate in the defense of any Proceeding against the Company and/or its directors relating to the transactions contemplated by this Agreement and will obtain the prior written consent of Parent prior to settling or satisfying any such Proceeding.

(e) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its Subsidiaries to, nor shall the Company or any of its Subsidiaries without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Parent, the Company or any of their respective Subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its Subsidiaries be obligated to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Authority or appeal any Judgment of a claim brought by a Governmental

Authority (i) challenging or seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Subsidiaries any damages in relation therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective Affiliates of all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or Parent or its Subsidiaries, in each case as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to directly or indirectly impose limitations on the ability of Parent or any of its Affiliates to acquire or hold, or exercise full rights of ownership of, any shares of Company Stock or any shares of common stock of the Surviving Corporation, including the right to vote the Company Stock or the shares of common stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, or (iv) seeking to (A) directly or indirectly prohibit Parent or any of its affiliates from effectively controlling in any respect any of the business or operations of the Company or its Subsidiaries or (B) directly or indirectly prevent the Company or its Subsidiaries from operating any of their business in substantially the same manner as operated by the Company and its Subsidiaries immediately prior to the date of this Agreement.

Section 8.02. Certain Filings. The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld (provided that there shall be no such requirement for either Parent or the Company to consult with or obtain consent from the other party in connection with any press release or public statement with respect to an Acquisition Proposal or an Adverse Recommendation Change not in violation of this Agreement).

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notice of Certain Events. (a) In connection with the continuing operation of the business of the Company and its Subsidiaries between the date of this Agreement and the Effective Time, subject to Applicable Law, the Company shall consult in good faith on a reasonably regular basis with Parent to report material (individually or in the aggregate) operational developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent; provided that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(b) Each party shall promptly notify the other party of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.12 or Section 5.07, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement;

(iv) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Article 9 not to be satisfied; and

(v) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

(c) The Company shall promptly notify Parent of any notice or other communication from any party to any Material Contract to the effect that such party is terminating or otherwise materially adversely modifying its relationship with Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement.

Section 8.06. Rule 16b-3. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the 1934 Act and certain SEC No-Action Letters, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the 1934 Act with respect to equity securities of the Company.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of each party hereto to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) no Applicable Law or Judgment shall prohibit the consummation of the Merger; and

(c) (i) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated and (ii) the approvals under Foreign Competition Laws relating to the Merger for the jurisdictions set forth in Section 9.01(c)(ii) of the Company Disclosure Schedule shall have been obtained or the waiting period under such Foreign Competition Laws shall have expired or been terminated, as applicable.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing, (ii) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.04(i), 4.04(ii) and 4.24 shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all material respects as of such earlier date), (iii) all other representations made by the Company pursuant to Article 4, disregarding any materiality or Company Material Adverse Effect qualifications contained in such representations, shall be accurate in all respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be accurate in all respects as of such earlier date); provided, however, that the condition set forth in this Section 9.02(a)(iii) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would reasonably be expected to have a Company Material Adverse Effect; provided further that, that in determining whether a Company Material Adverse Effect would result, any inaccuracies in the representations set forth in Sections 4.04(iii) and 4.04(iv) that would cause an adverse effect otherwise excluded by clause (i) of the definition of Company Material Adverse Effect shall be taken into account, and (iv) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect;

(b) there shall not have been instituted or pending any Proceeding by any Governmental Authority that is continuing as of the Effective Time that (i) seeks to (A) make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger, (B) restrain or prohibit Parent’s ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any portion of the business or assets of the Company or any of its Subsidiaries or, in connection with this Agreement, Parent or any of its Subsidiaries or (C) compel Parent or any of its Subsidiaries or Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of the Company or its Subsidiaries or, in connection with this Agreement, Parent or its Subsidiaries, or (ii) is otherwise, in the reasonable judgment of Parent, likely to (A) cause a Company Material Adverse Effect or (B) (in the case of a Proceeding in connection with this Agreement) have a material adverse effect on the business, assets, condition (financial or otherwise) or operations of the Parent and its Subsidiaries, taken as a whole;

(c) there shall not have been any action taken, or any Applicable Law proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger, in each case by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act or of any Foreign Competition Laws and the matters set forth in Section 9.01(c) of the Company Disclosure Schedule, that, in the reasonable judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in Section 9.02(b); and

(d) (i) since the date of this Agreement, there shall not have occurred and be continuing as of the Effective Time any event, occurrence or development of a set of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (ii) Parent shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect; and

(e) the Company shall have delivered a certification dated not more than 30 days prior to the Effective Time and signed by the Company to the effect that the Company is not, nor has it been within 5 years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions: (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (b) the representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto (i) that are qualified by materiality shall be true in all respects at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true in all respects as of such date), and (ii) that are not qualified by materiality shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true in all material respects as of such date), and (c) the Company shall have received a certificate signed by an authorized signatory of Parent to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing (except as set forth in clause (d)(ii) below) notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before April 23, 2007 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii) there shall be any Applicable Law or Judgment that shall have become final and non-appealable that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger;

(iii) the stockholders of the Company shall have voted on the adoption of this Agreement at the Stockholder Meeting (including any adjournment or postponement thereof), but the Stockholder Approval shall not have been obtained; or

(iv) a Third Party acquires beneficial ownership (as defined in Rule 13d-3 under the 1934 Act) of more than 50% of the outstanding Company Stock;

(c) by Parent, if:

(i) an Adverse Recommendation Change shall have occurred as permitted by Section 6.04, or if the Company does not confirm the Board Recommendation within two Business Days of a request from Parent to do so;

(ii) the Company shall have entered into, or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to a Superior Proposal;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that (A) would cause the condition set forth in Section 9.02(a) not to be satisfied and (B) is incapable of being cured by the Company or, if capable of being cured by the Company, the Company does not cure such breach or failure within 21 days after its receipt of written notice thereof from Parent; or

(iv) the Company or any of its Representatives shall have willfully and materially breached any of its obligations under Section 6.04; or

(d) by the Company, if :

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that (A) would cause the condition set forth in Section 9.03 not to be satisfied, and (B) is incapable of being cured by Parent or, if capable of being cured by the Parent, Parent does not cure such breach or failure within 21 days after its receipt of written notice thereof from the Company; or

(ii) prior to the Stockholder Approval, if the Board of Directors of the Company authorizes the Company, subject to complying with Section 6.04, to accept, or to enter into a written agreement for a transaction constituting a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 11.04 in accordance with the terms specified therein concurrently with such termination; provided, further, that (A) the Company notifies Parent, in writing and at least three Business Days prior to such termination, of its intention to terminate this Agreement to accept (or to enter into a binding written agreement concerning an Acquisition Proposal that constitutes) a Superior Proposal, attaching the most current and complete version of such agreement and all exhibits and other attachments thereto and (B) Parent does not make prior to such termination a binding, unconditional offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of the Company as such Superior Proposal, it being understood that the Company shall not enter into any such binding agreement during such three Business Day period;

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to each other party hereto.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to each other party hereto; provided, that if such termination shall result from a willful breach of this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by any other party as a result of such breach. The provisions of this Section 10.02 and Sections 11.04, 11.06(b), 11.07, 11.08 and 11.09 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, to:

Oracle Systems Corporation

500 Oracle Parkway

Redwood City, CA 94065

Attention: Daniel Cooperman

Facsimile No.: (650) 633-1813

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Attention: William M. Kelly

Facsimile No.: (650) 752-3603

Attention: William H. Aaronson

Facsimile No.: (650) 752-3609

if to the Company, to:

MetaSolv, Inc.

5556 Tennyson Parkway

Plano, TX 75024

Attention: Jonathan Hustis

Facsimile No.: (972) 402-8925

with a copy to:

Vinson & Elkins LLP

Trammell Crow Center

2001 Ross Avenue, Suite 3700

Dallas, TX 75201-2975

Attention: Jeffrey A. Chapman

Facsimile No.: (214) 999-7797

Attention: Robert B. Little

Facsimile No.: (214) 999-7931

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that without the further approval of the Company’s stockholders, no such amendment or waiver shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under Delaware Law unless the required further approval is obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If this Agreement is terminated pursuant to Section 10.01(b)(iv), 10.01(c)(i) (but only in the event that there is a pending Acquisition Proposal), Section 10.01(c)(ii), 10.01(c)(iv) or 10.01(d)(ii), the Company shall pay to Parent (by wire transfer of immediately available funds) a fee in an amount equal to $8,212,500, with such fee to be payable concurrently with any such termination by the Company and within one Business Day after any such termination by Parent.

(c) If this Agreement is terminated pursuant to Section 10.01(b)(iii) and(A) prior to the Stockholder Meeting, an Acquisition Proposal shall have been made and (B) within 12 months following the date of such termination the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal, then the Company shall pay to Parent (by wire transfer of immediately available funds), within one Business day of entering into such definitive agreement, making such recommendation, or consummating such transaction, a fee in an amount equal to $8,212,500.

(d) The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails to pay any amount due to Parent pursuant to this Section 11.04, when due, the Company shall pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment (including the prosecution of any lawsuit or other legal action), together with interest on the unpaid amount at the publicly announced prime rate of Citibank, N.A. in New York City from the date such amount was first payable to the date it is paid.

Section 11.05. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants or conditions, as applicable) of the Company that are contained in the corresponding Section of this Agreement, and (b) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face. The inclusion of any information in the Company Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or that such items are material to the Company. The headings, if any, of the individual sections of the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided, however, that from and after the Effective Time, the stockholders of the Company and holders of Company Restricted Stock Units shall be third party beneficiaries of Article 2 of this Agreement and shall have the right to enforce such provisions, including the right to seek and recover any and all damages that the stockholders of the Company and holders of Company Restricted Stock Units may incur or suffer as a result of a breach of such provisions.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of any of its obligations hereunder. Any assignment in violation of the foregoing shall be null and void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 11.08. Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.14. No Other Representations or Warranties. (a) Each of Parent and Merger Subsidiary agrees that, except for the representations and warranties made by the Company in Article 4, the Company has not made and shall not be deemed to have made to Parent, Merger Subsidiary or any of their representatives or Affiliates, and neither Parent, Merger Subsidiary nor any of their representatives or Affiliates have relied upon, any representation or warranty of any kind. Without limiting the generality of the foregoing, except to the extent covered by a representation or warranty made by the Company and contained in Article 4, each of Parent and Merger Subsidiary agrees that neither the Company, any holder of the Company’s securities nor any of their respective Affiliates or representatives, makes or has made any representation or warranty to Parent, Merger Subsidiary or any of their representatives or Affiliates with respect to:

(i) any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates; or

(ii) any other information, statement or documents heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates, including the information in the on-line data room, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries.

(b) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

METASOLV, INC.

By:	/s/ T. Curtis Holmes, Jr.
Name:	T. Curtis Holmes, Jr.
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	General Counsel, Senior Vice President and Secretary

MARINE ACQUISITION CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	President & Chief Executive Officer